Exhibit 99.3

Interim Management Discussion and Analysis

Contents
About Fortis	1	Cash Flow Summary	10
Performance at a Glance	2	Contractual Obligations	11
Business Unit Performance	3	Capital Structure and Credit Ratings	11
ITC	4	Capital Plan	12
UNS Energy	4	Business Risks	13
Central Hudson	4	Accounting Matters	13
FortisBC Energy	5	Financial Instruments	14
FortisAlberta	5	Long-Term Debt and Other	14
FortisBC Electric	6	Derivatives	14
Other Electric	6	Summary of Quarterly Results	14
Corporate and Other	7	Related-Party and Inter-Company Transactions	15
Non-U.S. GAAP Financial Measure	7	Outlook	15
Regulatory Matters	7	Forward-Looking Information	16
Financial Position	8	Glossary	17
Liquidity and Capital Resources	9	Condensed Consolidated Interim Financial Statements (Unaudited)	F-1
Cash Flow Requirements	9

Dated May 6, 2025

This Interim MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the Interim Financial Statements, the 2024 Annual Financial Statements and the 2024 Annual MD&A and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 16. Further information about Fortis, including its Annual Information Form can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

Financial information herein has been prepared in accordance with U.S. GAAP (except for the indicated Non-U.S. GAAP Financial Measure) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following U.S. dollar-to-Canadian dollar exchange rates: (i) average of 1.43 and 1.35 for the quarters ended March 31, 2025 and 2024, respectively; (ii) 1.44 and 1.35 as at March 31, 2025 and 2024, respectively; (iii) 1.44 as at December 31, 2024; and (iv) 1.30 for all forecast periods. Certain terms used in this Interim MD&A are defined in the "Glossary" on page 17.

ABOUT FORTIS

Fortis (TSX/NYSE: FTS) is a well-diversified leader in the North American regulated electric and gas utility industry, with 2024 revenue of $12 billion and total assets of $75 billion as at March 31, 2025. The Corporation's 9,800 employees serve 3.5 million utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "About Fortis" section of the 2024 Annual MD&A and Note 1 to the Interim Financial Statements.

1	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis

PERFORMANCE AT A GLANCE
Key Financial Metrics
Quarter ended March 31
($ millions, except as indicated)	2025	2024	Variance
Revenue	3,338	3,118	220
Common Equity Earnings	499	459	40
Basic EPS ($)	1.00	0.93	0.07
Dividends paid per common share ($)	0.615	0.590	0.025
Weighted average number of common shares outstanding (# millions)	500.3	491.6	8.7
Operating Cash Flow	1,213	768	445
Capital Expenditures (1)	1,420	1,128	292
(1)See "Non-U.S. GAAP Financial Measure" on page 7

Revenue
The increase in revenue was due to: (i) Rate Base growth; (ii) higher flow-through costs in customer rates, driven by higher commodity costs at FortisBC Energy and Central Hudson; and (iii) the conclusion of Central Hudson's 2024 general rate application effective July 1, 2024, which included a shift in quarterly revenue resulting in higher revenue in comparison to the first quarter of 2024. The higher U.S. dollar-to-Canadian dollar exchange rate also favourably impacted revenue year over year. The increase was partially offset by lower wholesale sales revenue at UNS Energy, reflecting a reduction in pricing and volume due to market conditions.

Earnings and EPS
Common Equity Earnings increased by $40 million in comparison to the first quarter of 2024. The growth in earnings was due to Rate Base growth across the utilities, as well as the conclusion of Central Hudson's 2024 general rate application effective July 1, 2024, reflecting the rebasing of costs and a higher allowed ROE, as well as a shift in quarterly revenue, as discussed above. The higher U.S. dollar-to-Canadian dollar exchange rate also favourably impacted earnings year over year. The increase was partially offset by: (i) lower earnings at UNS Energy due to lower margin on wholesale sales and higher costs associated with Rate Base growth not yet reflected in customer rates; (ii) lower earnings at FortisAlberta due to the timing of operating costs, the expiration of a regulatory incentive at the end of 2024 and a lower allowed ROE effective January 1, 2025; and (iii) higher holding company finance costs. In addition, the change in basic EPS for the quarter reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

The change in basic EPS for the quarter is illustrated in the following chart.
(1)    Includes UNS Energy and Central Hudson. Reflects higher earnings at Central Hudson due to Rate Base growth and the conclusion of the 2024 general rate application effective July 1, 2024 which included a higher allowed ROE and a shift in quarterly revenue in comparison to the first quarter of 2024. Also reflects lower earnings at UNS Energy due to lower margin on wholesales sales and higher costs associated with Rate Base growth not yet reflected in customer rates
(2)    Reflects Rate Base growth, partially offset by an increase in non-recoverable stock-based compensation costs and higher holding company finance costs
(3)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Reflects higher earnings at FortisBC due to Rate Base growth. Also reflects lower earnings at FortisAlberta due to the timing of operating costs, the expiration of the PBR efficiency carry-over mechanism at the end of 2024, and a lower allowed ROE effective January 1, 2025
(4)     Primarily reflects the timing of quarterly earnings at Newfoundland Power, as well as Rate Base growth and higher electricity sales
(5)    Average foreign exchange rate of 1.43 in 2025 compared to 1.35 in 2024
(6)    Weighted average shares of 500.3 million in 2025 compared to 491.6 million in 2024

2	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
Dividends and TSR
Fortis paid a dividend of $0.615 per common share in the first quarter of 2025, up 4.2% from $0.59 paid in the first quarter of 2024.

Fortis has increased its common share dividends for 51 consecutive years and is targeting annual dividend growth of approximately 4-6% through 2029. See "Outlook" on page 15.

Growth in dividends and the market price of the Corporation's common shares have yielded the following TSRs.

TSR (1) (%)	1-Year	5-Year	10-Year	20-Year
Fortis	27.3	8.0	9.5	10.7
(1)Annualized TSR per Bloomberg as at March 31, 2025

Operating Cash Flow
Operating Cash Flow increased by $445 million in comparison to the first quarter of 2024. The increase was driven by: (i) the timing of flow-through costs, due to changes in commodity and midstream costs at FortisBC Energy and transmission charges at FortisAlberta; (ii) higher cash earnings, largely reflecting Rate Base growth; (iii) a deposit received related to construction costs to be incurred for the Eagle Mountain Pipeline project; and (iv) the higher U.S. dollar-to-Canadian dollar exchange rate. The increase was partially offset by higher interest payments.

Capital Expenditures
Capital Expenditures were approximately $1.4 billion for the first quarter of 2025, representing 27% of the Corporation's annual $5.2 billion Capital Plan, and up $0.3 billion compared to the same period in 2024, largely related to transmission projects at ITC as well as energy storage and transmission investments at UNS Energy.

Capital Expenditures is a Non-U.S. GAAP Financial Measure. Refer to "Non-U.S. GAAP Financial Measure" on page 7 and in the "Glossary" on page 17.

BUSINESS UNIT PERFORMANCE
Common Equity Earnings
Quarter ended March 31			Variance
($ millions)	2025	2024	FX (1)	Other
Regulated Utilities
ITC	150	138	9	3
UNS Energy	81	88	6	(13)
Central Hudson	65	37	2	26
FortisBC Energy	156	146	—	10
FortisAlberta	37	45	—	(8)
FortisBC Electric	21	20	—	1
Other Electric (2)	42	34	1	7
	552	508	18	26
Non-Regulated
Corporate and Other (3)	(53)	(49)	(3)	(1)
Common Equity Earnings	499	459	15	25
(1)    The reporting currency for each of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and Fortis Belize is the U.S. dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the U.S. dollar at BZ$2.00=US$1.00. Certain corporate and non-regulated holding company transactions, included in the Corporate and Other segment, are denominated in U.S. dollars
(2)    Consists of the utility operations in eastern Canada and the Caribbean: Newfoundland Power; Maritime Electric; FortisOntario; Wataynikaneyap Power; Caribbean Utilities; FortisTCI; and Belize Electricity
(3)    Consists of non-regulated holding company expenses, as well as long-term contracted generation assets in Belize

3	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis

ITC
Quarter ended March 31			Variance
($ millions)	2025	2024	FX	Other
Revenue (1)	631	550	35	46
Earnings (1)	150	138	9	3
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflect consolidated purchase price accounting adjustments
Revenue
The increase in revenue, net of foreign exchange, was due primarily to Rate Base growth and higher flow-through costs in customer rates.

Earnings
The increase in earnings, net of foreign exchange, was due to Rate Base growth, partially offset by an increase in non-recoverable stock-based compensation costs and higher holding company finance costs.

UNS Energy
Quarter ended March 31			Variance
($ millions, except as indicated)	2025	2024	FX	Other
Retail electricity sales (GWh)	2,136	2,183	—	(47)
Wholesale electricity sales (GWh) (1)	1,157	1,804	—	(647)
Gas sales (PJ)	7	7	—	—
Revenue	680	755	48	(123)
Earnings	81	88	6	(13)
(1)    Primarily short-term wholesale sales
Sales
The decrease in retail electricity sales was due primarily to lower heating load associated with milder temperatures.

The decrease in wholesale electricity sales was driven by lower short-term wholesale sales due to less favourable market conditions. Revenue from short-term wholesale sales, which relate to contracts that are less than one-year in duration, is primarily credited to customers through the PPFAC mechanism and, therefore, does not materially impact earnings.

Gas sales were consistent with the first quarter of 2024.

Revenue
The decrease in revenue, net of foreign exchange, was due primarily to: (i) the recovery of overall lower fuel and non-fuel costs through the normal operation of regulatory mechanisms; and (ii) lower wholesale sales revenue, largely driven by a reduction in pricing and volume of short-term wholesale sales.

Earnings
The decrease in earnings, net of foreign exchange, was due to: (i) lower margin on wholesale sales, reflecting less favourable market conditions; and (ii) higher costs associated with Rate Base growth not yet reflected in customer rates.

Central Hudson
Quarter ended March 31			Variance
($ millions, except as indicated)	2025	2024	FX	Other
Electricity sales (GWh)	1,375	1,301	—	74
Gas sales (PJ)	9	9	—	—
Revenue	473	375	24	74
Earnings	65	37	2	26

4	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
Sales
The increase in electricity sales was due primarily to higher average consumption by residential and commercial customers due to colder weather.

Gas sales were consistent with the first quarter of 2024.

Changes in electricity and gas sales at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact earnings.

Revenue
The increase in revenue, net of foreign exchange, was due primarily to: (i) the flow-through of higher energy supply costs driven by commodity prices; and (ii) the conclusion of Central Hudson's 2024 general rate application effective July 1, 2024, which included a shift in quarterly revenue resulting in higher revenue in comparison to the first quarter of 2024.

Earnings
The increase in earnings, net of foreign exchange, was due to Rate Base growth, as well as the conclusion of the 2024 general rate application reflecting the rebasing of costs and a higher allowed ROE effective July 1, 2024. The shift in quarterly revenue, as discussed above, also favourably impacted first quarter earnings as compared to the prior year.

FortisBC Energy
Quarter ended March 31
($ millions, except as indicated)	2025	2024	Variance
Gas sales (PJ)	81	78	3
Revenue	645	561	84
Earnings	156	146	10

Sales
The increase in gas sales was due primarily to higher average consumption by industrial, commercial and residential customers.

Revenue
The increase in revenue was due primarily to: (i) the normal operation of regulatory mechanisms; (ii) a higher cost of natural gas recovered from customers; and (iii) Rate Base growth.

Earnings
The increase in earnings was due primarily to Rate Base growth.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

FortisAlberta
Quarter ended March 31
($ millions, except as indicated)	2025	2024	Variance
Electricity deliveries (GWh)	4,597	4,578	19
Revenue	201	197	4
Earnings	37	45	(8)

Deliveries
The increase in electricity deliveries was due primarily to customer additions and higher average consumption by industrial customers, partially offset by lower average consumption by residential customers due to milder weather.

As approximately 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of energy delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual energy deliveries. Significant variations in weather conditions, however, can impact revenue and earnings.

5	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
Revenue
The increase in revenue was due to Rate Base growth and customer additions, partially offset by: (i) the expiration of the PBR efficiency carry-over mechanism, as this regulatory incentive was only available through 2024; (ii) a reduction in the allowed ROE from 9.28% to 8.97% effective January 1, 2025 due to the automatic formula; and (iii) a favourable non-recurring true-up recognized in 2024 associated with the finalization of a prior period Rate Base balance.

Earnings
The decrease in earnings was due to the timing of operating costs, as well as the expiration of the PBR efficiency carry-over mechanism, the lower allowed ROE, and the non-recurring true-up in 2024, as discussed above. The decrease was partially offset by Rate Base growth and customer additions.

FortisBC Electric
Quarter ended March 31
($ millions, except as indicated)	2025	2024	Variance
Electricity sales (GWh)	1,016	976	40
Revenue	153	146	7
Earnings	21	20	1

Sales
The increase in electricity sales was due to higher average consumption by residential customers, reflecting colder weather, and higher average consumption by industrial customers.

Revenue
The increase in revenue was due primarily to: (i) higher electricity sales; (ii) higher energy supply costs recovered from customers; and (iii) Rate Base growth. The increase was partially offset by the normal operation of regulatory mechanisms.

Earnings
The increase in earnings was due primarily to Rate Base growth. Due to regulatory deferral mechanisms, changes in consumption levels do not materially impact earnings.

Other Electric
Quarter ended March 31			Variance
($ millions, except as indicated)	2025	2024	FX	Other
Electricity sales (GWh)	3,165	3,119	—	46
Revenue	546	527	8	11
Earnings	42	34	1	7

Sales
The increase in electricity sales was due to higher average consumption by residential customers, as well as customer additions. Higher average consumption was largely due to the conversion of home heating systems from oil to electric in Eastern Canada.

Revenue
The increase in revenue, net of foreign exchange, was due primarily to higher electricity sales, Rate Base growth, and the operation of regulatory deferrals at Newfoundland Power, partially offset by the flow-through of lower energy supply costs.

Earnings
The increase in earnings, net of foreign exchange, was due primarily to the timing of approval and recognition of cost recovery regulatory mechanisms at Newfoundland Power, which has impacted the timing of quarterly earnings in comparison to 2024. The increase was also due to Rate Base growth and higher electricity sales, as discussed above.

6	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis

Corporate and Other
Quarter ended March 31			Variance
($ millions, except as indicated)	2025	2024	FX	Other
Electricity sales (GWh)	47	35	—	12
Revenue	9	7	—	2
Net loss	(53)	(49)	(3)	(1)

Sales and Revenue
The increase in electricity sales and revenue reflected higher hydroelectric production in Belize associated with rainfall levels.

Net Loss
Net loss, excluding foreign exchange, was relatively consistent with the first quarter of 2024. An increase in stock-based compensation costs and higher holding company finance costs was partially offset by: (i) unrealized gains on derivative contracts, largely reflecting mark-to-market gains on total return swaps; and (ii) higher hydroelectric production in Belize.

NON-U.S. GAAP FINANCIAL MEASURE

Capital Expenditures is a Non-U.S. GAAP Financial Measure and may not be comparable with a similar measure used by other entities. Capital Expenditures include additions to property, plant and equipment and additions to intangible assets, as shown on the condensed consolidated statements of cash flows, less CIACs received by FortisBC Energy associated with the Eagle Mountain Pipeline project. The CIACs received for this Major Capital Project are significant and presentation of Capital Expenditures net of CIACs better aligns with the Rate Base growth associated with this project. Capital Expenditures for 2024 also included Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power project, consistent with Fortis' evaluation of operating results and its role as project manager during the construction of the project.

Non-U.S. GAAP Reconciliation
Quarter ended March 31
($ millions)	2025	2024	Variance
Capital Expenditures
Additions to property, plant and equipment	1,483	1,071	412
Additions to intangible assets	60	42	18
Adjusting items:
Eagle Mountain Pipeline Project (1)	(123)	—	(123)
Wataynikaneyap Transmission Power Project (2)	—	15	(15)
Capital Expenditures	1,420	1,128	292
(1)    Represents CIACs received for the Eagle Mountain Pipeline project, included in the FortisBC Energy segment
(2)    Represents Fortis' 39% share of capital spending during the construction of the Wataynikaneyap Transmission Power project, included in the Other Electric segment. Construction was completed in the second quarter of 2024

REGULATORY MATTERS

ITC
MISO Base ROE: In October 2024, FERC issued an order that revised the base ROE for transmission owners operating in the MISO region, including ITC, from 10.02% to 9.98%, with a maximum ROE inclusive of incentives not to exceed 12.58%. The order also directed the payment of certain refunds, with interest, by December 2025, for the 15-month period from November 2013 through February 2015, and prospectively from September 2016. Certain MISO transmission owners, including ITC, filed a request for rehearing with FERC in November 2024, and filed an appeal of the order with the D.C. Circuit Court in January 2025, with particular focus on the refund period and related interest. In March 2025, FERC addressed the request for rehearing but made no changes to the order. The timing and outcome of the appeal filed with the D.C. Circuit Court is unknown.

Transmission Incentives: In 2021, FERC issued a supplemental NOPR on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point RTO ROE incentive adder for RTO members that have been members for longer than three years. Although the timing and outcome of this proceeding are unknown, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

7	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
UNS Energy
UNS Gas General Rate Application: In November 2024, UNS Gas filed a general rate application with the ACC requesting an increase in gas delivery rates effective February 1, 2026. In January 2025, UNS Gas filed supplemental material proposing an annual formulaic rate adjustment mechanism following the ACC's approval of a formula rate policy statement. The timing and outcome of this proceeding are unknown.

Central Hudson
2025 General Rate Application: In August 2024, Central Hudson filed a general rate application with the PSC requesting an increase in electric and gas delivery rates effective July 1, 2025. The timing and outcome of this proceeding are unknown.

Enforcement Proceeding: Following a Show Cause Order issued in 2024, the PSC issued an order in March 2025 to commence an enforcement proceeding in connection with a gas-related explosion that occurred in November 2023. The timing and outcome of this proceeding are unknown.

FortisBC Energy and FortisBC Electric
2025-2027 Rate Framework: In March 2025, the BCUC issued a decision on FortisBC's application with respect to the rate framework for 2025 through 2027. The rate framework builds upon the previous multi-year rate plan and includes, amongst other items, updates to depreciation and capitalized overhead rates, a revised level of operation and maintenance expense per customer indexed for inflation less a fixed productivity adjustment factor, a similar approach to growth capital, a forecast approach to sustaining and other capital, continued collection of an innovation fund recognizing the need to accelerate investment in clean energy innovation, and the continued sharing with customers of variances from the allowed ROE. The rate framework also includes the continuation of deferral mechanisms included in the previous multi-year rate plan.

FortisAlberta
GCOC Decision: In 2024, the Court of Appeal granted permission for FortisAlberta to appeal the AUC's decision on the 2024 GCOC proceeding. The appeal was based on FortisAlberta's business and regulatory risks associated with REAs located in FortisAlberta's service area. In March 2025, the Court of Appeal dismissed FortisAlberta's appeal.

Third PBR Term Decision: In 2023, the AUC issued a decision establishing the parameters for the third PBR term for the period of 2024 through 2028. FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 cost of service revenue requirement as approved by the AUC. In March 2025, the Court of Appeal granted FortisAlberta permission to appeal, and a decision is expected in the first quarter of 2026.

FINANCIAL POSITION

Significant Changes between March 31, 2025 and December 31, 2024

Balance Sheet Account	Increase (Decrease)
($ millions)	FX	Other	Explanation
Cash and cash equivalents	3	287	Primarily due to the issuance of unsecured senior notes at UNS Energy in February 2025. UNS Energy plans to utilize the unused net proceeds from this issuance to fund capital expenditures and for general corporate purposes. Balances on hand have been largely invested in interest-bearing accounts.
Property, plant and equipment, net	7	777	Due to capital expenditures, partially offset by depreciation expense and CIACs.
Long-term debt (including current portion)	4	690	Reflects debt issuances, partially offset by the net repayment of credit facilities, in support of the Corporation's Capital Plan.
Shareholders' equity	5	322	Due primarily to: (i) Common Equity Earnings for the three months ended March 31, 2025, less dividends declared on common shares; and (ii) the issuance of common shares, largely under the DRIP.

8	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Requirements
At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flow, with varying levels of residual cash flow available for capital expenditures and/or dividend payments to Fortis. Remaining capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements.

Cash required of Fortis to support subsidiary growth is generally derived from borrowings under the Corporation's credit facilities, the operation of the DRIP, as well as issuances of long-term debt, preference equity, and common shares including any issued through the ATM Program. The subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required. Both Fortis and its subsidiaries initially borrow through their credit facilities and periodically replace these borrowings with long-term financing. Financing needs also arise to refinance maturing debt.

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.8 billion of the total credit facilities are committed with maturities ranging from 2025 through 2029. Available credit facilities are summarized in the following table.

Credit Facilities
As at	Regulated Utilities	Corporate and Other	March 31, 2025	December 31, 2024
($ millions)
Total credit facilities (1)	4,371	1,947	6,318	6,342
Credit facilities utilized:
Short-term borrowings	(146)	—	(146)	(98)
Long-term debt (including current portion)	(1,313)	(588)	(1,901)	(2,216)
Letters of credit outstanding	(81)	(22)	(103)	(102)
Credit facilities unutilized	2,831	1,337	4,168	3,926
(1)    See Note 14 in the 2024 Annual Financial Statements for a description of the credit facilities as at December 31, 2024

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining these capital structures will impact its ability to pay dividends in the foreseeable future.

As at March 31, 2025, consolidated fixed-term debt maturities/repayments are expected to average $1.5 billion annually over the next five years, with an upper range of $2.6 billion due in any one year. Approximately 77% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years.

In April 2025, FortisAlberta increased its operating credit facility from $250 million to $300 million and extended the maturity to April 2030.

In April 2025, the Corporation extended the maturity on its unsecured US$250 million non-revolving term credit facility to May 2026. The facility is repayable at any time without penalty.

In December 2024, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. Fortis re-established the ATM Program pursuant to the short-form base shelf prospectus, which allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion, effective until January 10, 2027. As at March 31, 2025, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

Fortis is well positioned with strong liquidity. This combination of available credit facilities and manageable annual debt maturities/repayments provides flexibility in the timing of access to capital markets. Given current credit ratings and capital structures, the Corporation and its subsidiaries currently expect to continue to have reasonable access to long-term capital.

Fortis and its subsidiaries were in compliance with debt covenants as at March 31, 2025 and are expected to remain compliant in 2025.

9	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis

Cash Flow Summary
Summary of Cash Flows
Quarter ended March 31
($ millions)	2025	2024	Variance
Cash and cash equivalents, beginning of period	220	625	(405)
Cash from (used in):
Operating activities	1,213	768	445
Investing activities	(1,425)	(1,139)	(286)
Financing activities	499	304	195
Effect of exchange rate changes on cash and cash equivalents	3	11	(8)
Cash and cash equivalents, end of period	510	569	(59)

Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 3.

Investing Activities
The increase in cash used in investing activities reflects higher Capital Expenditures, net of CIACs, as well as the higher U.S. dollar-to-Canadian dollar exchange rate. The Corporation's Capital Plan for 2025 is $5.2 billion. See "Capital Plan" on page 12.

Financing Activities
Cash flows related to financing activities will fluctuate largely as a result of changes in the subsidiaries' capital expenditures and the amount of Operating Cash Flow available to fund those capital expenditures, which together impact the amount of funding required from debt and common equity issuances. See "Cash Flow Requirements" on page 9.

Debt Financing
Significant Long-Term Debt Issuances
Year-to-date March 31, 2025	Month	Interest			Use of Proceeds
($ millions, except as noted)	Issued	Rate (%)	Maturity	Amount
UNS Energy
Unsecured senior notes	February	5.90	2055	US 300	(1) (2) (3)
Fortis
Unsecured senior notes	March	4.09	2032	600	(1) (3)
(1)    Repay credit facility borrowings
(2)    Fund capital expenditures
(3)    General corporate purposes

In April 2025, Central Hudson issued US$20 million of 10-year, 5.61% senior notes, US$30 million of 15-year, 5.81% senior notes and US$20 million of 20-year, 6.01% senior notes. Proceeds were used to repay credit facility borrowings and for general corporate purposes.

Common Equity Financing
Common Equity Issuances and Dividends Paid
Quarter ended March 31
($ millions, except as indicated)	2025	2024	Variance
Common shares issued:
Cash (1)	25	13	12
Non-cash (2)	115	111	4
Total common shares issued	140	124	16
Number of common shares issued (# millions)	2.3	2.4	(0.1)
Common share dividends paid:
Cash	(192)	(179)	(13)
Non-cash (3)	(115)	(111)	(4)
Total common share dividends paid	(307)	(290)	(17)
Dividends paid per common share ($)	0.615	0.590	0.025
(1)    Includes common shares issued under stock option and employee share purchase plans
(2)    Common shares issued under the DRIP and stock option plan
(3)    Common share dividends reinvested under the DRIP

10	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
On February 13, 2025, Fortis declared a dividend of $0.615 per common share to be paid on June 1, 2025. The payment of dividends is at the discretion of the Board and depends on the Corporation's financial condition and other factors.

On June 1, 2025, the annual fixed dividend per share for the First Preference Shares, Series H will reset from $0.4588 to $1.0458 for the five-year period up to but excluding June 1, 2030.

Contractual Obligations
There were no material changes to the contractual obligations disclosed in the 2024 Annual MD&A, other than issuances of long-term debt and credit facility utilization (see "Cash Flow Summary" on page 10).

Off-Balance Sheet Arrangements
There were no material changes to off-balance sheet arrangements from those disclosed in the 2024 Annual MD&A.

Capital Structure and Credit Ratings
Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	March 31, 2025		December 31, 2024
As at	($ millions)	(%)	($ millions)	(%)
Debt (1)	33,895	56.4	33,435	56.4
Preference shares	1,623	2.7	1,623	2.7
Common shareholders' equity and non-controlling interests (2)	24,570	40.9	24,230	40.9
	60,088	100.0	59,288	100.0
(1)    Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2)    Includes shareholders' equity, excluding preference shares, and non-controlling interests. Non-controlling interests represented 3.4% as at March 31, 2025 (December 31, 2024 - 3.4%)

Outstanding Share Data
As at May 6, 2025, the Corporation had issued and outstanding 501.6 million common shares and the following first preference shares: 5.0 million Series F; 9.2 million Series G; 7.7 million Series H; 2.3 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

The common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were converted as at May 6, 2025, an additional 1.2 million common shares would be issued and outstanding.

Credit Ratings
The Corporation's credit ratings shown below reflect its low business risk profile, diversity of operations, the stand-alone nature and financial separation of each regulated subsidiary, and the level of holding company debt.

As at March 31, 2025	Rating	Type	Outlook
S&P	A-	Issuer	Negative
	BBB+	Unsecured debt
Morningstar DBRS	A (low)	Issuer	Stable
	A (low)	Unsecured debt	Stable
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

In March 2025, Moody's confirmed the Corporation's Baa3 issuer and senior unsecured debt credit ratings and stable outlook.

In May 2025, Morningstar DBRS confirmed the Corporation's A (low) issuer and senior unsecured debt credit ratings and stable outlook.

11	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
Capital Plan
Capital Expenditures for the first quarter of 2025 of $1.4 billion were consistent with expectations, and the Corporation's annual $5.2 billion Capital Plan is on track.

Capital Expenditures (1)
Quarter ended March 31, 2025	Regulated Utilities
		UNS Energy	Central Hudson	FortisBC Energy	Fortis Alberta	FortisBC Electric	Other Electric	Total Regulated Utilities	Non-Regulated Corporate and Other
($ millions, except as indicated)	ITC									Total (1)
Total	509	289	99	214	140	34	134	1,419	1	1,420
(1)    See "Non-U.S. GAAP Financial Measure" on page 7
The Corporation's 2025-2029 Capital Plan is $26.0 billion, reflecting an average of $5.2 billion annually. The Capital Plan is low risk and highly executable, with nearly all investments being regulated and only 23% relating to Major Capital Projects. Geographically, 58% of planned expenditures are expected in the U.S., including 29% at ITC, with 38% in Canada and the remaining 4% in the Caribbean.

The Capital Plan reflects an assumed U.S. dollar-to-Canadian dollar exchange rate of 1.30. On average, Fortis estimates that a five-cent increase or decrease in the U.S. dollar relative to the Canadian dollar would increase or decrease Capital Expenditures by approximately $600 million over the five-year planning period.

The Capital Plan is expected to be funded primarily by cash from operations and regulated utility debt. Common equity is expected to be provided by the Corporation's DRIP, assuming current participation levels. The Corporation's $500 million ATM Program remains available and provides funding flexibility as required.

Planned capital expenditures are based on detailed forecasts of energy demand as well as labour and material costs, including inflation, supply chain availability, general economic conditions, foreign exchange rates and other factors. These factors, including new or revised tariffs, could change and cause actual expenditures to differ from forecast. In particular, the Corporation continues to monitor government policy on foreign trade, including the imposition of tariffs and the potential impacts on the supply chain, commodity prices, the cost of energy and general economic conditions. While it is not possible to predict the impact on the supply chain, business operations or the five-year Capital Plan, the Corporation does not currently expect a material financial impact in 2025.

Major Capital Project Update
Roadrunner Reserve Battery Storage Project
Construction of the Roadrunner Reserve 1 battery energy storage system is scheduled for completion in 2025. In April 2025, the ACC approved TEP's application to defer certain costs associated with owning and operating Roadrunner Reserve 1 for future recovery.

Additional Investment Opportunities
ITC
The MISO LRTP is expected to consist of several tranches. In December 2024, the MISO board of directors approved a portfolio of tranche 2.1 LRTP projects with estimated transmission costs of approximately US$22 billion. ITC estimates a range of US$3.7 billion to US$4.2 billion in capital expenditures for the MISO tranche 2.1 projects located in Michigan and Minnesota where ROFRs are in effect and for projects requiring system upgrades in Iowa which are not subject to a competitive bidding process. A majority of the tranche 2.1 investment is expected beyond 2029.

In October 2024, ITC in collaboration with another Midwest U.S. energy company, received MISO approval for the Big Cedar Load Expansion Project in Iowa. The project will consist of two phases and includes transmission upgrades to serve up to 1,600 MW of new data center load at the Big Cedar Industrial Center. The first phase of the project requires transmission upgrades to support 800 MW of new load with a targeted in-service date of 2027, and phase two requires an additional 800 MW with an expected in-service date of 2028. The project requires franchise approvals from the Iowa Utilities Commission prior to construction. The project has a potential investment of up to US$400 million.

UNS Energy
TEP is experiencing significant interest from potential new large customers in the manufacturing, data center, and mining sectors with energy demands that could create substantial new energy needs. TEP continues to work with the potential customers to assess capital requirements and associated timelines.

12	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
FortisBC Energy
During 2024, provincial and federal environmental assessment certificates were issued for the Tilbury Marine Jetty project. The construction of the jetty supports further expansion of FortisBC's Tilbury LNG facility, which is uniquely positioned to meet customer demand for LNG. The site is scalable, can accommodate additional storage and liquefaction equipment and is close to international shipping lanes. Once constructed, the jetty would utilize FortisBC Energy's assets at the Tilbury site, including the Tilbury Phase 1B project yet to be constructed, to service marine bunkering.

Other Opportunities
Other opportunities include incremental transmission investment and grid modernization projects at ITC; projects related to the 2023 IRPs as well as transmission investments at UNS Energy; regional transmission in New York; further renewable gas and LNG infrastructure opportunities in British Columbia; grid resiliency and climate adaptation investments; and the acceleration of load growth and cleaner energy infrastructure investments across our jurisdictions.

GHG Emissions Reduction Targets
Fortis is primarily an energy delivery company with 93% of its assets related to transmission and distribution. This limits the impact of the Corporation's utilities on the environment when compared to more generation-intensive businesses. Fortis has a relatively small amount of fossil-fuel generation in its portfolio and plans to transition to cleaner sources of energy for its customers.

Fortis continues to lower its already low emissions profile, and has set a 2050 net-zero direct GHG emissions target. This goal is in addition to the Corporation's interim targets to reduce direct GHG emissions 50% by 2030 and 75% by 2035 from a 2019 base year. Fortis expects to achieve its targets primarily through TEP's plan to exit from coal, as well as clean energy initiatives across the Corporation's other utilities. The Corporation's ability to achieve the GHG targets may be impacted by federal, state and provincial energy policies, as well as external factors, including significant customer and load growth and the development of clean energy technology. Reliability and affordability will remain key priorities as Fortis works to meet its emissions reduction targets.

Fortis has made significant progress on its emissions reduction targets, achieving a 34% reduction in Scope 1 emissions through 2024 as compared to 2019 levels. The retirement of certain coal generating stations, the commencement of seasonal operations at other generating stations, and the introduction of renewable wind and solar energy in Arizona, have supported carbon emissions reduction to date.

BUSINESS RISKS

The Corporation's business risks remain substantially unchanged from those disclosed in its 2024 Annual MD&A.

ACCOUNTING MATTERS

Accounting Policies
The Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the 2024 Annual Financial Statements. A new disclosure standard for 2025 is described below.

Income Taxes: The Corporation adopted ASU No. 2023-09, Improvements to Income Tax Disclosures, effective January 1, 2025. The ASU requires additional disclosure of income tax information by jurisdiction to reflect an entity's exposure to potential changes in tax legislation, and associated risks and opportunities. The guidance is to be applied on a prospective basis with the option to apply the standard retrospectively. The updated disclosure will be reflected in the Corporation's annual consolidated financial statements. Fortis does not expect the ASU to materially impact its disclosures.

Future Accounting Pronouncement
Expense Disaggregation: ASU No. 2024-03, Disaggregation of Income Statement Expenses, is effective for Fortis on January 1, 2027 for annual periods and on January 1, 2028 for interim periods, on a prospective basis, with retrospective application and early adoption permitted. The ASU requires detailed disclosure of certain expense categories included on the consolidated statements of earnings, including energy supply costs, operating expenses, and depreciation and amortization expense. Fortis is assessing the impact on its disclosures.

Critical Accounting Estimates
The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies from those disclosed in the 2024 Annual MD&A.

13	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
FINANCIAL INSTRUMENTS

Long-Term Debt and Other
As at March 31, 2025, the carrying value of long-term debt, including the current portion, was $34.1 billion (December 31, 2024 - $33.4 billion) compared to an estimated fair value of $32.3 billion (December 31, 2024 - $31.3 billion).

The consolidated carrying value of the remaining financial instruments, other than derivatives, approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

Derivatives
Derivatives are recorded at fair value with certain exceptions, including those derivatives that qualify for the normal purchase and normal sale exception.

There were no material changes with respect to the nature and purpose, methodologies for fair value determination, and portfolio of the Corporation's derivatives from those disclosed in the 2024 Annual MD&A. See Note 13 of the Interim Financial Statements for additional information.

SUMMARY OF QUARTERLY RESULTS
		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter ended	($ millions)	($ millions)	($)	($)
March 31, 2025	3,338	499	1.00	1.00
December 31, 2024	2,949	396	0.79	0.79
September 30, 2024	2,771	420	0.85	0.85
June 30, 2024	2,670	331	0.67	0.67
March 31, 2024	3,118	459	0.93	0.93
December 31, 2023	2,885	381	0.78	0.78
September 30, 2023	2,719	394	0.81	0.81
June 30, 2023	2,594	294	0.61	0.61

Generally, within each calendar year, quarterly results fluctuate in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Earnings for utilities in Canada and New York tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings for UNS Energy tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's Capital Plan; (ii) any significant temperature fluctuations from seasonal norms; (iii) the impact of market conditions, particularly with respect to wholesale sales at UNS Energy; (iv) the timing and significance of any regulatory decisions; (v) changes in the U.S. dollar-to-Canadian dollar exchange rate; (vi) for revenue, the flow-through in customer rates of commodity costs; and (vii) for EPS, increases in the weighted average number of common shares outstanding.

March 2025/March 2024
See "Performance at a Glance" on page 2.

December 2024/December 2023
Common Equity Earnings increased by $15 million and basic EPS increased by $0.01 in comparison to the fourth quarter of 2023. The increase was driven by Rate Base growth as well as higher earnings at Central Hudson due to the conclusion of the 2024 general rate application effective July 1, 2024 which included a higher allowed ROE and a shift in the timing of quarterly revenue compared to related costs. The increase was partially offset by: (i) the recognition of a refund liability at ITC in the fourth quarter of 2024, largely reflecting the prior period impact of the reduction in the MISO base ROE approved by FERC; (ii) lower earnings in Arizona, due primarily to higher operating expenses; (iii) unrealized losses on derivative contracts; and (iv) the $10 million gain on the disposition of Aitken Creek recognized in the fourth quarter of 2023. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

14	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
September 2024/September 2023
Common Equity Earnings increased by $26 million and basic EPS increased by $0.04 in comparison to the third quarter of 2023. The increase was driven by: (i) Rate Base growth; and (ii) strong earnings in Arizona, reflecting the conclusion of TEP's general rate application effective September 1, 2023, an increase in the market value of investments that support retirement benefits and higher production tax credits. Unrealized gains on derivative contracts recognized in the third quarter of 2024, and an unfavourable deferred income tax adjustment recognized by ITC in the third quarter of 2023, also contributed to the growth in earnings. The increase was partially offset by the timing of recognition of new cost of capital parameters approved for FortisBC in 2023, which included $26 million associated with the retroactive impact to January 1, 2023, as well as higher holding company finance costs. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

June 2024/June 2023
Common Equity Earnings increased by $37 million and basic EPS increased by $0.06 in comparison to the second quarter of 2023. The increase was driven by strong earnings in Arizona, reflecting the conclusion of TEP's general rate application effective September 1, 2023 and higher retail electricity sales associated with warmer weather. Rate Base growth across the utilities and the timing of recognition of new cost of capital parameters approved for FortisBC in 2023 also contributed to earnings growth. The increase was partially offset by lower earnings for Central Hudson and the Other Electric segment, largely reflecting higher operating costs. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three months ended March 31, 2025 and 2024.

As of March 31, 2025, accounts receivable included $23 million due from Belize Electricity (December 31, 2024 - $18 million).

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at March 31, 2025 and December 31, 2024, there were no material inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three months ended March 31, 2025 and 2024.

OUTLOOK

Fortis continues to enhance shareholder value through the execution of its Capital Plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $26.0 billion five-year Capital Plan is expected to increase midyear Rate Base from $39.0 billion in 2024 to $53.0 billion by 2029, translating into a five-year CAGR of 6.5%. Fortis expects its long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2029.

Planned capital expenditures are based on forecasted energy demand, labour and material costs, and various macro economic factors. The Corporation continues to monitor government policy on foreign trade, including the imposition of tariffs and the potential impacts on the supply chain, commodity prices, the cost of energy and general economic conditions. While it is not possible to predict the impact on the supply chain, business operations or the five-year Capital Plan, the Corporation does not currently expect a material financial impact in 2025.

Beyond the five-year Capital Plan, opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of cleaner energy; transmission investments associated with tranches 1, 2.1, and 2.2 of the MISO LRTP as well as regional transmission in New York; grid resiliency and climate adaptation investments; renewable gas and LNG infrastructure in British Columbia; and the acceleration of load growth and cleaner energy infrastructure investments across our jurisdictions.

Fortis has reduced its corporate-wide direct GHG emissions by 34% from a 2019 base year, and has targets to further reduce such GHG emissions by 50% by 2030 and 75% by 2035. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to further decarbonize over the long-term, while continuing our focus on reliability and affordability. The Corporation's ability to achieve the GHG targets may be impacted by federal, state and provincial energy policies, as well as external factors, including significant customer and load growth and the development of clean energy technology.

15	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: annual dividend growth guidance through 2029; forecast Capital Expenditures for 2025 and through 2029; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; the expected or potential funding sources for operating expenses, interest costs, and capital expenditures; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; the expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have reasonable access to long-term capital and will remain compliant with debt covenants in 2025; expected uses of proceeds from debt financings; expected sources of funding for the Capital Plan, including common equity; the expectation that foreign trade policy, including the imposition of tariffs, will not have a material financial impact on the Corporation in 2025; the expected nature, timing and benefits of certain Major Capital Projects, including UNS Energy's Roadrunner Battery Storage Project 1, ITC's investments associated with tranche 2.1 of the MISO LRTP, and the Tilbury Phase 1B project, and additional investment opportunities, including further investments associated with tranche 2.1 of the MISO LRTP and investments associated with the Big Cedar Load Expansion Project, potential new large customers in the manufacturing, data center and mining sectors in Arizona, the Tilbury Marine Jetty project, incremental transmission and grid modernization projects at ITC, and projects related to the 2023 IRPs as well as transmission at UNS Energy; the 2050 net-zero direct GHG emissions target and interim direct GHG emissions reduction targets; how the Corporation's GHG emissions targets are expected to be achieved, including TEP's plan to exit coal and clean energy initiatives across the Corporation's other utilities; the potential impact of federal, state and provincial energy policies and other factors, including significant customer and load growth and the development of clean energy technology, on the Corporation's ability to achieve its GHG emissions reduction targets; the expected impact of future accounting pronouncements on the Corporation's disclosures; forecast Rate Base and Rate Base growth through 2029; the expectation that long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2029; and the expected nature, timing and benefits of additional opportunities beyond the Capital Plan, including further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of cleaner energy, transmission investments associated with the MISO LRTP tranches 1, 2.1 and 2.2 as well as regional transmission in New York, grid resiliency and climate adaptation investments, renewable gas and liquefied natural gas infrastructure in British Columbia, and the acceleration of load growth and cleaner energy infrastructure investments.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: reasonable legal and regulatory decisions and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the continuation of current participation levels in the Corporation's DRIP; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in the Annual 2024 MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the SEC. Key risk factors for 2025 include, but are not limited to: uncertainty regarding changes in utility regulation, including the outcome of regulatory proceedings at the Corporation's utilities; the physical risks associated with the provision of electric and gas service, which can be exacerbated by the impacts of climate change; risks related to environmental laws and regulations; risks associated with capital projects and the impact on the Corporation's continued growth; risks associated with cybersecurity and information and operations technology; the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation; risks associated with commodity price volatility and supply of purchased power; and risks related to general economic conditions, including inflation, interest rate and foreign exchange risks.

All forward-looking information herein is given as of May 6, 2025. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

16	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis
GLOSSARY

2024 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2024

2024 Annual MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2024

ACC: Arizona Corporation Commission

ASU: accounting standards update

ATM Program: at-the-market equity program

AUC: Alberta Utilities Commission

BCUC: British Columbia Utilities Commission

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest

Board: Board of Directors of the Corporation

CAGR(s): compound annual growth rate of a particular item. CAGR = (EV/BV)(1/n)-1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) n is the number of periods. Calculated on a constant U.S. dollar-to-Canadian dollar exchange rate

Capital Expenditures: cash outlay for additions to property, plant and equipment and intangible assets as shown in the Interim Financial Statements, less CIACs received by FortisBC Energy associated with the Eagle Mountain Pipeline project. Also includes Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power project in 2024. See "Non-U.S. GAAP Financial Measure" on page 7

Capital Plan: forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2024) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

CIACs: contributions in aid of construction

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

Court of Appeal: Court of Appeal of Alberta

D.C. Circuit Court: U.S. Court of Appeals for the District of Columbia Circuit

DRIP: dividend reinvestment plan

EPS: earnings per common share

FERC: Federal Energy Regulatory Commission

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis

FortisBC: FortisBC Energy and FortisBC Electric

FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary

Fortis Belize: Fortis Belize Limited, an indirect wholly owned subsidiary of Fortis

FX: foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S. dollar-to-Canadian dollar FX rates to the prior period U.S. dollar balance

GCOC: generic cost of capital

GHG: greenhouse gas

GWh: gigawatt hour(s)

Interim Financial Statements: the Corporation's unaudited condensed consolidated interim financial statements and notes thereto for the three months ended March 31, 2025

Interim MD&A: the Corporation's management discussion and analysis for the three months ended March 31, 2025

IRP: integrated resource plan

ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC

LNG: liquefied natural gas

LRTP: long-range transmission plan

Major Capital Projects: projects, other than ongoing maintenance projects, individually costing $200 million or more in the forecast/planning period

Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis

MISO: Midcontinent Independent System Operator, Inc.

Moody's: Moody's Investor Services, Inc.

Morningstar DBRS: DBRS Limited

Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

Non-U.S. GAAP Financial Measure: financial measure that does not have a standardized meaning prescribed by U.S. GAAP

NOPR: notice of proposed rulemaking

17	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Management Discussion and Analysis

NYSE: New York Stock Exchange

Operating Cash Flow: cash from operating activities

PBR: performance-based rate setting

PJ: petajoule(s)

PPFAC: Purchased Power and Fuel Adjustment Clause

PSC: New York State Public Service Commission

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct

REA: Rural Electrification Association

ROE: rate of return on common equity

ROFR: right of first refusal

RTO: regional transmission organization

S&P: Standard & Poor's Financial Services LLC

SEC: U.S. Securities and Exchange Commission

TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period

TSX: Toronto Stock Exchange

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas

UNS Gas: UNS Gas, Inc.

U.S.: United States of America

U.S. GAAP: accounting principles generally accepted in the U.S.

Wataynikaneyap Power: Wataynikaneyap Power Limited Partnership, in which Fortis indirectly holds a 39% equity interest

18	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT